Angela M. Jones

215.963.5416

ajones@morganlewis.com

January 20, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	NutriSystem, Inc.
Form 10-K for the Fiscal-Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
File No. 000-28551

Dear Mr. Owings:

On behalf of NutriSystem, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 16, 2008 to Joseph M. Redling, Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 11, 2008 (the “Proxy Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

Form 10-K for the Fiscal-Year Ended December 31, 2007

Item 1.	Business, page 3

1.	Please disclose for each of the last three fiscal years the amount of revenue generated by any class of similar products or services that accounted for 10% or more of the company’s revenues. See Item 101(c)(1)(i) of Regulation S-K.

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January 20, 2009

In future filings, we will disclose in Item 1 that sales of our food items have generated substantially all of our consolidated revenue.

The proposed disclosure, to be included in future filings, would read as follows:

Our food items have accounted for 99% of our revenues for each of the years ended December 31, 2007, 2006 and 2005, respectively. No other product or service has accounted for more than 1% of consolidated revenue in any of the last three years.

To confirm this, we are providing you with the supplemental information on Attachment A of this letter showing our total revenue broken down by each class of similar product or service.

2.	We note the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations that the company is in the process of developing a line of frozen foods. Please provide a discussion of that program in the Business description. See Item 101(c)(1)(ii) of Regulation S-K.

In future filings, we will disclose the business description for the line of frozen foods. We announced an alliance with Schwan’s Home Service in November 2008. Through the alliance, NutriSystem and Schwan’s Home Service created NutriSystem Select, a new offering including a line of frozen foods.

The proposed disclosure, to be included in future filings, would read as follows:

In November 2008, we announced that we had entered into an agreement with Schwan’s Home Service, a provider of fine frozen foods, for the development and distribution of frozen foods under the NutriSystem brand. The new line of frozen foods (“NutriSystem Select”) will enhance NutriSystem’s tradition of effective weight loss and weight management. The full national launch of NutriSystem Select is expected to take place in the first quarter of 2009. The new frozen foods line provides customers with premium frozen foods that complement NutriSystem’s prepared food weight loss programs and adhere to NutriSystem’s nutritional guidelines.

When a customer decides to add frozen foods to their NutriSystem order, two separate shipments will be delivered. The second shipment will contain the frozen foods and will be delivered right to the customer’s home by Schwan’s Home Service.

Our Products and Services, page 5

3.

In an appropriate place under Item 1, please provide a discussion of the company’s relationships with its vendors and suppliers, including how such relationships are structured, how such relationships can be terminated and whether the company is reliant on one or more suppliers for a significant portion

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January 20, 2009

of its products. In this regard, we note the disclosure in Note 2 to the Financial Statements regarding the company’s dependence on certain suppliers.

In future filings we will include a discussion of our relationships with our vendors and suppliers in Item 1.

The proposed disclosure, to be included in future filings, would read as follows:

We have entered into supply agreements with various food vendors. The majority of these agreements provide for annual pricing, annual purchase commitments, as well as exclusivity in the production of certain products, with terms of five years or less. One agreement also provides rebates if certain volume thresholds are exceeded. Contracts may be terminated with written notice, generally between 30 and 180 days. We anticipate meeting all annual purchase commitments.

In 2007, approximately 24%, 14% and 11%, respectively, of inventory purchases were from three suppliers. In 2006, these vendors supplied 32%, 11% and 12% of total purchases and in 2005 these vendors supplied 35%, 1%, and 11% of total purchases, respectively.

Fulfillment, page 7

4.	We note the disclosure on page six that approximately 90% of the company’s fulfillment was handled by an outside provider. Please describe the terms of the relationship with the outside provider, including whether there is a written agreement between the company and the outsourced provider and how the relationship can be terminated.

We have entered into a logistic services agreement with our outside fulfillment provider. The contract is for multiple years and provides for storage, handling and other services, pricing and minimum space commitments. The contract may be terminated by either party if no storage services are performed under the contract for a period of 180 days or upon 30 days notice to the other party. The current contract expires on October 31, 2011.

The proposed disclosure, to be included in future filings, would read as follows:

We have entered into a service agreement with our outside fulfillment provider. This agreement provides for storage, handling and other services, pricing and minimum space commitments. The current contract expires on October 31, 2011 but could be terminated sooner by either party with written notice. There are other outside fulfillment providers that could be utilized if needed and we are continually evaluating the need for secondary fulfillment services.

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January 20, 2009

Seasonality, page 9

5.	Please quantify the extent to which the company’s business is seasonal.

Typically in the weight loss industry, revenue is strongest in the first quarter and lowest in the fourth calendar quarter. Revenue during the first, second and third quarters of 2008 represented 38%, 34% and 28%, respectively, of total revenue for the nine months ended September 30, 2008. Revenue during the first, second, third and fourth quarters of 2007 represented 31%, 27%, 24% and 18%, respectively, of full year 2007 revenue.

To confirm this, we are providing you with the supplemental information on Attachment B of this letter showing our total revenue broken down by each quarter.

Item 1A.	Risk Factors, page 11

“If we pursue competitive advertising…” page 13

6.	Please provide a brief description of what you mean by “competitive advertising.”

By using the term competitive advertising we meant advertising that directly or indirectly mentions a competitor or a competitor’s weight loss program. The advertisement could be a direct comparison of weight loss programs highlighting the benefits of our program or claiming our program is superior to that of the competition. If we pursue this type of advertising, our competitors may challenge the claims or the fairness of the advertisements. We will clarify this in future filings.

The proposed disclosure, to be included in future filings, would read as follows:

If we pursue competitive advertising, our competitors may pursue litigation regardless of its merit and chances of success. Competitive advertising may include advertising that directly or indirectly mentions a competitor or a competitor’s weight loss program in comparison to our program. Defending such litigation may be lengthy and costly, strain our resources and divert management’s attention from their core responsibilities, which would have a negative impact on our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Background, page 24

7.	In your discussion of the “challenging environment” facing the company in 2008, please quantify the amounts the company expects to spend on marketing in order to increase reactivation revenue.

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We use a number of advertising and promotional strategies to market to our customers. The two strategies that directly target reactivation revenue are direct mail and email. For 2007, our separate marketing expenditure toward our reactivation effort was an immaterial portion of our overall marketing expense of $179 million, so we did not, and do not plan to, break out the historical marketing expense for our reactivation effort. Providing the separate amount that we expect to spend on our reactivation effort would not be meaningful to investors.

Certain advertising strategies, including television, are meant to target new customers but could ultimately reach both new and former customers due to the medium being used. As we did not have a supportable estimate to separate this, these strategies are not included in our breakout of marketing expense for our reactivation effort.

8.	Please also explain what you mean by “capitalizing on all efficiencies.”

Critical to increasing the number of new customers is our ability to deploy marketing dollars while maintaining marketing effectiveness or efficiency. The price and availability of appropriate media is compared to the expected benefit of increasing revenue to determine if the marketing is efficient. If the marketing cost of one media channel exceeds the expected benefit, we have the ability to reduce that media and focus our marketing dollars on the more efficient channels.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 14

9.	In the third paragraph on page 15, you disclose that prior to March 2008, each non-employee director received an annual equity grant of $25,000; however, it does not appear that this grant is reflected in the table on page 14 even though each grant is fully vested on the date of grant. Please either include such information in the table or advise us as to why such amounts are not included.

We made an annual equity grant of $25,000 in stock to each non-employee director on January 2, 2007. We recognized the dollar amount of this grant for financial statement reporting purposes for the fiscal year ended December 31, 2006, and therefore recorded this amount in the 2006 director compensation table that appeared in the proxy statement for our 2007 annual meeting.

Annual equity grants were not made in January 2008 because our Compensation Committee was in the process of re-examining the non-employee director compensation policy. The Board approved the new policy on March 1, 2008 and made an annual equity grant of $65,000 in stock to each non-employee director on that date. We recognized the dollar amount of this grant for financial statement reporting purposes for the fiscal year ended December 31, 2008, and therefore will record this amount in the 2008 director compensation table that will appear in the

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January 20, 2009

proxy statement for our 2009 annual meeting. Any future annual equity grants will be recorded in the financial statements and reported in the director compensation table for the fiscal year in which the grants are made.

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

Components, page 17

10.	Please provide a discussion of how the company determines the appropriate “mix” of compensation elements among salary, cash bonus and long-term incentives. See Item 402(b)(2)(i) of Regulation S-K.

In the compensation discussion and analysis in future filings, we will include a discussion of the Company’s determination of the appropriate “mix” of compensation elements.

The compensation discussion and analysis that will appear in the proxy statement for the 2009 annual meeting will explain that the Company has gone through a period of change in its compensation structure that has corresponded with changes that have taken place in the senior management team during 2007 and 2008. Four of the Company’s five executive officers at December 31, 2008 were hired by the Company in late 2007 or 2008. They have replaced an entrepreneurial management team that had led the reorganization and growth of the Company from a thinly traded over-the-counter stock with $23 million in revenue in 2003 to a Nasdaq-listed growth company with $777 million in revenue in 2007. During this five year growth period, the management team benefited from substantial appreciation in their equity ownership in the Company, and consequently did not receive salary increases commensurate with the growth rate of the Company, and generally did not have employment or severance agreements.

As the Company was rapidly outgrowing its entrepreneurial phase, the Board began searching for experienced senior executives who had successfully managed high growth e-commerce businesses. They determined that specialized experience in successful consumer e-commerce subscription businesses was critical for taking the Company’s direct-to-consumer e-commerce business model to the next stage of development.

In 2007, the Company identified Mr. Redling as one of the few available senior executives who would meet the Board’s criteria because of his experience and success as a top marketing executive at AOL. Mr. Redling was being recruited by a number of other companies and weighing several competing offers. In determining the mix of compensation to offer Mr. Redling, the Compensation Committee desired to continue the Company’s culture of providing significant incentives to drive long term growth through equity ownership, with an understanding that it would require a

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much higher annual cash component than had been necessary to pay the more entrepreneurial-focused prior management team. The Company determined a mix of compensation elements for Mr. Redling based on an annual salary and 100% bonus at a combined level of $1.2 million as high enough to attract Mr. Redling, but with a $5 million equity grant (94,751 shares) vesting over four years that would provide a significant potential benefit tied to increases in the long-term value of the Company’s stock. As a further incentive necessary to recruit Mr. Redling, the Company provided him with a $1.0 million starting bonus, paid in two tranches in 2007.

The Compensation Committee compared Mr. Redling’s proposed compensation to the compensation and employment agreements it reviewed for the two highest paid executives at companies in the health and wellness industry (Herbalife, Nautilus, NuSkin, Polymedica, Tempur-Pedic, and WeightWatchers) and at consumer companies with comparable market capitalizations and revenue (Aeropostale, Claire’s Stores, Domino’s, J. Crew, Men’s Warehouse, and Pep Boys). While the Company did not engage in formal benchmarking of compensation, it did compare the level and mix of Mr. Redling’s proposed compensation to that of the executives it reviewed, and found that Mr. Redling’s salary of $600,000 and 100% target bonus were significantly below the majority of the chief executive officers reviewed and comparable to or above most of the second most highly compensated executives reviewed. To the extent they could compare his initial equity grant, it was at the high end of recent equity grants to the executives they reviewed.

In the face of a slowing U.S. economy, in April 2008, the Board promoted Mr. Redling to chief executive officer effective May 1, 2008, and entered into an amendment to his employment agreement. Prior to the amendment, the Compensation Committee reviewed the compensation and employment terms of the chief executive officers of the companies previously reviewed at the time Mr. Redling was recruited. They also reviewed the employment agreements of chief executive officers of comparably sized companies who had been newly hired in late 2007 and early 2008 (Acxiom, Blockbuster, Eddie Bauer, Red Hat, and ValueVision Media). In recognition of Mr. Redling’s promotion to chief executive officer, the Compensation Committee decided to increase Mr. Redling’s base salary 10% from $600,000 to $660,000, and establish a maximum bonus at 150% of salary, of which 100% of salary would continue to be the minimum he would receive in any year. This still left him at below the mean of the annual cash compensation packages of the chief executive officers they reviewed. Intending to maintain Mr. Redling at a high level of equity incentive compensation, the Company granted to Mr. Redling 350,000 restricted shares as chief executive officer, with vesting in four tranches through September 2011, to provide both a retention incentive during an expected challenging economic environment and a long-term incentive to build stockholder value. When determining the equity compensation to be granted to Mr. Redling in connection with his promotion to chief executive officer, the Compensation Committee considered the importance of maintaining the potential value of his overall equity ownership over a

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multi-year vesting period because he was assuming the leadership of the Company at a time when the weakening U.S. economy posed a potentially significant risk of reduced consumer spending on products like those offered by the Company.

After hiring Mr. Redling, the Company recruited three additional executive officers with significant executive management experience with established companies: Mr. Clark in November 2007, Mr. Falconer in May 2008 and Ms. Woo in November 2008. In each case, the Company determined a mix of compensation elements for these executives on a relative basis to the compensation mix for Mr. Redling: less than one-half of Mr. Redling’s annual cash compensation opportunity at an annual salary and 100% target bonus at a combined level of approximately $600,000, and at less than one-quarter of Mr. Redling’s equity grants, but still being a significant restricted stock grant with vesting over four years. As a further incentive to recruit these executives, the Company provided each of them with a starting bonus, which in the case of Mr. Clark was payable in half in 2007 and half in 2008.

Executive	Salary	Target Bonus	Starting Bonus		Stock Grant
Clark	$285,000	100% of salary	$40,000	(2007)	39,032	(2007)+
			$40,000	(2008)	35,968	(2008)
Falconer	$275,000	100% of salary	$140,000	(2008)	100,000	*
Woo	$300,000	100% of salary	$50,000	(2008)	100,000

+	vesting over five years from date of grant.

*	includes 30,000 shares vesting on 2008 and 2009 performance goals.

As it did for Mr. Redling, the Company made these restricted stock grants to Mr. Clark, Mr. Falconer and Ms. Woo because the Board believes that significant equity ownership by management is an important for retention incentive during a potentially challenging period for a direct to consumer business but that provides the executives with a significant potential benefit tied to increases in the long-term value of the Company’s stock.

In July 2008, the Board promoted Mr. Clark to executive vice president, and subsequent to that entered into an amended employment agreement. The Company granted Mr. Clark 35,968 restricted shares in connection with his promotion to executive vice president, with vesting over four years, to provide both a retention incentive and a long-term incentive. When determining the equity compensation to be granted to Mr. Clark in connection with his promotion to executive vice president, the Compensation Committee considered Mr. Clark’s equity ownership in relation to the initial equity grant to Mr. Falconer and the importance of maintaining the potential value of his overall equity ownership over a multi-year vesting in the face of a potentially significant risk of reduced consumer spending on products like those offered by the Company.

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January 20, 2009

11.	We note the disclosure that during 2007, compensation agreements were established such that executive officers were paid “at or above market.” Please substantially expand this disclosure to provide discussion and analysis of how the committee established what the “market” for compensation is, whether or not the committee engaged in “benchmarking” with respect to the market, how the new levels of compensation were determined, whether the “mix” of compensation was altered as a result of the market analysis and any other factors that were material to the committee’s decision to increase compensation packages for the name executive officers.

If the Compensation Committee engages in benchmarking or formal market analysis with respect to the market for executive compensation, then the Company will include a discussion and analysis in the Company’s compensation discussion and analysis in future filings. Our response to Comment 10 above, which will be included in future filings, discusses how the Company determined the levels of executive compensation in 2007 and 2008, which did not include benchmarking or formal market analysis.

12.	With respect to cash bonuses, please disclose the formula used in determining the aggregate bonus pool, the earnings target necessary for payment of bonuses, the “certain operation objectives” that must be met in order for bonuses to be made. For bonuses paid in 2007, please disclose whether the targets and objectives were met and whether the committee exercised and any positive or negative discretion with respect to the bonus amounts paid to the named executive officers.

In the compensation discussion and analysis in future filings, we will disclose the formula used in determining the aggregated bonus pool. With respect to cash bonuses to executives for the 2007 fiscal year, the Compensation Committee determined the aggregate bonus pool for all Company employees, including named executive officers, as a percentage of the Company’s adjusted EBITDA for the 2007 fiscal year, which adjusted EBITDA encompasses the “operation objectives” of the Company discussed in the compensation discussion and analysis. The exact percentage of adjusted EBITDA to be used for the bonus pool is determined based on a formula approved each year by the Compensation Committee. The Company’s adjusted EBITDA aggregate annual bonus pool fluctuates proportionate to the level of the Company’s adjusted EBITDA. See our response to Comment 18 for the definition of the Company’s “adjusted EBITDA.”

The Compensation Committee generally approves the bonus recommendations for all named executive officers. For bonuses paid in 2007, the Compensation Committee thus exercised positive discretion in the payment of bonuses to each of Mr. Connerty and Mr. Blair. The only negative discretion exercised by the Compensation

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Committee with respect to the bonus amounts paid to named executive officers in 2007 was to decline to pay a bonus to each of James D. Brown (due to his resignation in 2007), Michael J. Hagan (who declined to accept a bonus for 2007) and David D. Clark (who joined the Company in November 2007).

13.	We note the disclosure on page 18 that the company entered into employment agreements with two named executive officers hired in 2007. Please provide additional discussion and analysis with respect to these agreements, including how minimum salary and bonus requirements were determined and how they fit in with the company’s overall compensation objectives.

Our response to Comment 10 above discusses the determination of the amounts and mix of compensation for the named executive officers. Our response to Comment 16 below discusses the determination and negotiation of the payments to be made to the named executive officers upon termination of employment.

Under their employment agreements, Mr. Redling, Mr. Falconer and Ms. Woo are entitled to minimum annual bonus payments in different amounts and for different time periods. Mr. Redling is entitled to a minimum annual bonus equal to 100% of his salary during the term of his employment agreement. Mr. Falconer is entitled to a minimum annual bonus of $200,000 in 2008 and 70% of salary in 2009, 2010 and 2011. Ms. Woo is entitled to a minimum annual bonus at 100% (pro-rated) of salary for 2008, and 70% of salary in 2009. The minimum annual bonus amounts were negotiated separately with each of them, and were determined by the Compensation Committee to be the amounts necessary to recruit each of these experienced executives. The Company found it necessary to offer Mr. Redling a total annual cash package (salary and minimum bonus) that was competitive with other employment offers that he was considering at the time. When Mr. Falconer and Ms. Woo were recruited in 2008, they both negotiated minimum annual bonuses due to concerns about the potential effects of the economic slowdown on their current prospects for achieving target bonuses.

14.	Please provide additional disclosure regarding the restricted stock grants made to named executive officers in 2007, including what the amounts were, how such amounts were determined and how such grants fit in with the increase in overall compensation previously discussed on page 17.

In the compensation discussion and analysis in future filings, we will provide the requested disclosure with respect to equity grants to named executive officers. Please see our response to Comment 10 above with respect to restricted stock grants made to the named executive officers in 2007 and 2008.

In addition to the disclosure in response to Comment 10 above, in November 2007 the Company granted Mr. Connerty 79,523 shares of restricted stock, with 20%

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vesting on November 30, 2008 through 2011, and on April 1, 2009. This equity grant was made as part of the overall compensation package offered to retain Mr. Connerty, whose previous equity grants had fully vested, at the expiration of his previous employment agreement. In May 2008, Mr. Connerty and the Company renegotiated his compensation in connection with his transition from an executive officer position to a non-executive marketing advisor post with the Company. Under his amended agreement, Mr. Connerty became ineligible for any further bonuses after December 31, 2007, and waived his right to any restricted stock with vesting dates after April 1, 2009.

Chief Executive Compensation, page 18

15.	Please provide additional disclosure as to why Mr. Hagan declined salary increases, bonuses and restricted stock awards given that it appears his compensation is significantly below similarly situated executives.

In December 2002, Mr. Hagan led a group of investors in the acquisition from existing stockholders of 58.4% of the Company’s common stock at a price of $0.62 per share at a time when the Company was traded in the over-the-counter market. Mr. Hagan continued to hold a significant stock ownership position in the Company through a period of significant revenue growth and share price appreciation. In future filings, we will disclose that in setting Mr. Hagan’s compensation the Compensation Committee took into consideration not only Mr. Hagan’s position and performance as the Chairman and Chief Executive Officer, but also the appreciation in the value of his holdings as a significant stockholder of the Company, and that this was done at Mr. Hagan’s request in order to make cash compensation and equity grants available as incentives to existing and newly hired senior executives who did not have large equity positions in the Company. As a result, Mr. Hagan’s overall cash compensation is significantly lower than other similarly situated executives.

Other Compensation Considerations, page 18

16.	Please expand the discussion of the payments to be made upon a termination of employment to include details regarding the “certain” conditions under which such payments are made and how the amounts to be paid and the conditions were determined.

In the compensation discussion and analysis in future filings, we will expand the discussion with respect to payments to be made upon a named executive officer’s termination of employment.

With respect to Messrs. Redling, Clark, Falconer and Ms. Woo, severance will be payable if the executive is terminated: (1) by the Company without cause, (2) as a result of the Company’s non-renewal of the agreement at the end of the initial term or

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January 20, 2009

any renewal term, or (3) as a result of the executive terminating the executive’s employment for “good reason.” These conditions were negotiated with each of these executives when they joined the Company in 2007 and 2008. The Compensation Committee determined that these three conditions were appropriate to provide the new executives with the benefit of the compensation arrangements they negotiated when joining the Company, and provide the Company with the flexibility to terminate the employment of an executive for any reason, or no reason, at determinable severance amounts, which are described below. Mr. Redling’s employment agreement provides a greater amount of severance compensation than those of the other named executive officers, which the Company determined was reasonable and necessary to recruit a senior executive with Mr. Redling’s experience. The severance amounts of the other executive officers are comparable to each other on a basis scaled appropriately back from Mr. Redling’s level of severance.

Mr. Redling would receive from the Company: (1) a cash payment equal to his salary and annual bonus (using 100% of salary) for the greater of 12 months or the remainder of the term of his agreement (up to a maximum of 24 months), (2) a cash payment equal to the pro-rated amount of his annual bonus (using 100% of salary), (3) a cash payment equal to 12 months of the premium cost on for group life and AD&D policy; (3) 12 months of group healthcare coverage paid by the Company; and (4) accelerated vesting of all his unvested restricted stock.

Mr. Clark, Mr. Falconer and Ms. Woo would receive the following from the Company:

Executive	Cash for Salary	Cash for Target Bonus	Cash for Group Life and AD&D	Provide Healthcare	Accelerated Stock Vesting
Clark	12 months	Pro-rated	12 months	12 months	12 months
Falconer	24 months	Pro-rated	12 months	12 months	12 months
Woo	12 months	Pro-rated	12 months	12 months	12 months

Summary Compensation Table, page 20

17.	We note the disclosure in footnote four to the table that the company has agreed to pay housing expenses for Mr. Redling. Please discuss the decision to pay housing expenses for certain of the named executive officers in the compensation discussion and analysis, including why such decision was made and how the amounts and duration were determined.

In the compensation discussion and analysis in future filings, we will include a discussion of the decision to pay housing expenses for named executive officers. When the Company hired Mr. Redling in 2007 and Mr. Falconer and Ms. Woo in 2008, they were all provided housing allowances under the terms of their employment

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agreements. The three executives had worked for companies in New York and Virginia prior to joining the Company, and none of them lived near the Company’s headquarters in Horsham, Pennsylvania. Each of them sought a housing allowance in the negotiation of their overall compensation packages because, for personal reasons, they were not willing to consider relocating at that time. In each case, the Company decided to provide the executive with temporary furnished housing on a month-to-month basis because it was beneficial to the Company to have the executive spend the work week living near the Company’s offices. The Compensation Committee determined that the cost of providing a housing allowance on a month-to-month basis in the Horsham, Pennsylvania area was a reasonably low cost benefit to provide to key executives that the Company had recruited from out-of-state.

Grants of Plan-Based Awards Table, page 21

18.	We note the disclosure in footnotes three and four to the table regarding restricted share grants made to Mr. Redling. Please add a discussion of these grants to the compensation discussion and analysis, including but not limited to, a definition of adjusted earnings per share, how the amount and terms of the grants were determined and how such grants fit with the company’s overall compensation objectives.

In the compensation discussion and analysis for 2008, we will include a discussion of the amendment of Mr. Redling’s performance stock grant on April 7, 2008. The amendment: (a) moved the original 2008 and 2009 performance goals to 2009 and 2010, (b) changed the performance measure to “Achieved EBITDA” and (c) provided for full vesting of the grant on September 4, 2011. This change in the vesting schedule was done in connection with Mr. Redling’s promotion on May 1, 2008 from president and chief operating officer to president and chief executive officer. With the economic downturn in early 2008, Mr. Redling was promoted to chief executive officer facing a potentially extended period of decreased consumer spending. The Company decided to fix a time-based full vesting date on the fourth anniversary of Mr. Redling’s original start date with the Company as a long-term incentive, but to retain earlier vesting dates based on performance. The performance periods were moved forward so that they would cover the first two full fiscal years of Mr. Redling’s term as chief executive officer in 2009 and 2010, rather than having 2008 and 2009 be the performance vesting periods. The change to “Achieved EBITDA” reflected the Company’s change in the 2008 fiscal year to reporting on its financial results and providing guidance based on operating income (“Adjusted EBITDA”) rather than earnings per share.

For purposes of Mr. Redling’s performance goals in 2009 and 2010 under the amended grant, “Achieved EBITDA” means, for the fiscal year, earnings before interest, taxes, depreciation, non-cash charges, broken deal fees and any other non-recurring costs that in the judgment of the Compensation Committee are not indicative of ongoing operating performance.

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For purposes of reporting on its financial results, the Company defines “Adjusted EBITDA” as income from continuing operations excluding non-cash employee compensation, foreign currency transaction gains (losses), equity loss, interest, income taxes and depreciation and amortization expense.

Employment Agreements, page 26

19.	We note the disclosure on page 18 that there are no agreements with any of the named executive officers to make payments upon a change of control. This statement appears to be inconsistent with the disclosure on page 26 that in the event of a change of control Mr. Redling is entitled to a lump sum retention cash payment equal to 30 months of his base salary. Please revise the discussion in the compensation discussion and analysis to reflect this agreement (and those with other named executive officers) and to provide the information required by Item 402(b)(2)(xi) of Regulation S-K.

We had no agreements with any of the named executive officers to make payments upon a change of control, but a change of control would trigger a potential payment to Mr. Redling if he remained an employee one year after the change of control.

In future filings we will disclose any potential future payments to named executive officers that would be triggered by a change of control. In the proxy statement for our 2009 annual meeting we will disclose that in the event of a change of control, Mr. Redling is entitled to a lump sum retention cash payment equal to 30 months of base salary if he remains employed by the Company on the first year anniversary of the change of control. In the proxy statement for our 2009 annual meeting we will also disclose that in the event of a change of control another named executive officer, Scott A. Falconer, who was hired during 2008, is entitled to a lump sum retention cash payment equal to 24 months of base salary if he remains employed by the Company on the first year anniversary of the change of control.

20.	We note the disclosure in the first full paragraph on page 27 that Mr. Redling’s performance stock grant was revised to provide for earlier vesting based on achievement of certain performance goals. Please include a discussion of this change, including the performance goals that were achieved in the compensation discussion and analysis for 2008.

In the compensation discussion and analysis for 2008, we will include a discussion of the amendment of Mr. Redling’s performance stock grant on April 7, 2008, as provided in the response to Comment 18 above.

Securities and Exchange Commission

January 20, 2009

******

In addition, the Company has authorized us to inform you on its behalf that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the Form 10-K; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact me at (215) 963-5416.

Very truly yours,

/s/ Angela M. Jones
Angela M. Jones

AMJ/mld

Enclosures

cc:	Blair F. Petrillo, Attorney-Advisor, Securities and Exchange Commission

NutriSystem, Inc.

SEC Letter Dated December 16, 2008

Comment #1

Attachment A

	Year Ended December 31,
	2007		2006		2005
			(dollars in thousands)
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Food	$771,331	99.3%	$562,864	99.5%	$208,324	99.1%
Equipment and Supplies	44	0.0%	44	0.0%	78	0.0%
Supplements	332	0.0%	478	0.0%	634	0.3%
Shipping and Handling	5,060	0.7%	2,564	0.5%	1,125	0.6%

Total Revenue	$776,767	100%	$565,950	100%	$210,161	100%

NutriSystem, Inc.

SEC Letter Dated December 16, 2008

Comment #5

Attachment B

Revenue by quarter for the nine months ended September 30, 2008

	Quarter
	First	Second	Third	Year to date
	(dollars in thousands)
Revenue	$216,468	$194,029	$162,681	$573,178
% of Total	38%	34%	28%	100%

Revenue by quarter for the year ended December 31, 2007

	Quarter
	First	Second	Third	Fourth	Year
	(dollars in thousands)
Revenue	$238,091	$213,384	$188,103	$137,189	$776,767
% of Total	31%	27%	24%	18%	100%